Mail Stop 3561

January 16, 2009

Cody C. Ashwell
Chairman and Chief Executive Officer
Javo Beverage Company, Inc.
1311 Specialty Drive
Vista, California 92081

      Re: **Javo Beverage Company, Inc.**
              Form 10-K for the Year Ended December 31, 2007
              Filed March 20, 2008
              File No. 000-26897

Dear Mr. Ashwell:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              John Reynolds
              Assistant Director